FOR IMMEDIATE RELEASE
MARCH 16, 2000
                                                                           13/00

                         BP AMOCO ADVANCES CONSTRUCTIVE
                              DISCUSSIONS WITH FTC

BP Amoco chief executive Sir John Browne said today that the company was at an advanced stage in "constructive" discussions with the US Federal Trade Commission (FTC) on its proposed combination with Atlantic Richfield Co (ARCO) and was hopeful of a successful outcome "within a matter of weeks".

Following an earlier announcement in Alaska that BP Amoco and ARCO is to sell ARCO's Alaskan businesses to Phillips Petroleum for $7 billion, Browne today disclosed an agreement to sell ARCO's interests in the Cushing storage terminal, together with various pipeline interests, to TEPPCO Partners, of Houston, for $355 million.

"With these major disposals we believe we have addressed the anti-trust concerns of the FTC. We now hope we can move forward in the coming weeks towards obtaining a consent order allowing us to close the ARCO combination and deliver the significant synergies of the deal to the shareholders of the combined company."

Speaking at a presentation to financial analysts in the US and UK, Browne said that, subject to completion of the ARCO deal, BP Amoco had also today advised the board of Vastar Resources Inc. of the intention to make a tender offer for the minority stockholding of the company at $71 a share. ARCO already owns some 82 per cent of Vastar, one of the largest independent oil and gas producers in the US.

Browne told the analysts that, subject to approval at BP Amoco's annual general meeting next month, the company intended to embark on a rolling programme of share buy-backs in the US and UK financial markets, beginning early May.

He said he expected the synergies from ARCO to be better than originally estimated when the deal was announced in April last year. "At the time, we envisaged annualised pre-tax savings and synergies of around $1 billion, of which $200 million would be from Alaska.

"Even after disposing of ARCO's Alaskan interests, we believe we can still deliver $1 billion in savings. The make-up of the savings have shifted but we are absolutely confident of the total because the work we've done since last April has shown the potential from within the continuing ARCO businesses, including Vastar."

Browne said the oil price had risen sharply and ARCO's financial position had improved markedly since the combination was first agreed, with capital spending of $2.7 billion in the interim and much lower gearing than expected a year ago, both factors which would significantly benefit the combined company.

He said the combination with ARCO promised a "massive boost" to BP Amoco's growth strategy, giving the company a coast-to-coast refining and marketing presence in the US and increasing its oil and gas reserves by some 2.7 billion barrels of oil equivalent. The company's gas and liquids production would increase by over 700,000 barrels a day of oil equivalent, including the addition of 125,000 barrels a day to its UK North Sea production and 360,000 barrels a day - half of it gas - in the US Lower 48 and the Gulf of Mexico, mainly from ARCO's stake in Vastar.

In addition, it would add unbooked gas volumes of some 15 trillion cubic feet in Thailand, Malaysia, the South China Sea, Qatar, and Indonesia where ARCO has a net share of up to eight trillion cubic feet in the Tangguh field, regarded as the most competitive future liquefied natural gas project to supply the growing demands of the Far East.

"This will give us a powerful platform for upstream growth in Asia, with world-class volumes ready to supply Japan, Korea and other key markets now recovering fast from recession," Browne said.

The combination would also add interests to BP Amoco's portfolio in Algeria, Venezuela, the Caspian and in Russia where ARCO has an eight per cent stake in Lukoil.

"In the downstream we are acquiring a great set of assets on the US West Coast where demand has grown by 1.5 per cent a year through the 1990s. For the first time, we will also have a coast-to-coast presence in marketing and refining in the US."

Concluding his remarks to the analysts, Browne said: "We start with a strong base, from which we are determined to grow. We've integrated BP and Amoco over the last 15 months, with huge gains in productivity and early achievement of the synergies we had targeted.

"We're making an agreed bid for Burmah Castrol which will bring new strengths in some very interesting markets and now we are hopeful of completing the ARCO transaction in the near future.

"We have a new focus in some key areas of growth such as the deepwater Gulf of Mexico, the Caspian and the global gas business. Today's announcements add to that growth potential in a very significant way and they also reinforce the commitment we've made to combine growth with the discipline of ongoing performance."

The offer for Vastar has not yet commenced. This press release does not constitute an offer to buy any securities. Any offer will be made pursuant to a tender offer statement to be filed with the Securities and Exchange Commission. Vastar shareholders are advised to read the tender offer statement when it is available because it will contain important information relating to the offer. Shareholders will be able to obtain the tender offer statement and other filed documents for free at the Internet website maintained by the Securities and Exchange Commission at www.sec.gov. In addition, BP Amoco will make the tender offer statement available for free to Vastar's shareholders.

Statements made in this press release, particularly those regarding savings, demand, gearing, growth, margins, performance, productivity, production, strategy, synergies, strengths, volumes, BP/ Amoco merger effects, the proposed ARCO combination and its effects, are or may be forward looking statements and actual results may differ materially from those expressed or implied in such statements. Information concerning factors that could cause actual results to differ materially from those in the forward looking statements are contained in BP Amoco's latest published annual report and accounts and in BP Amoco's latest published report on Form 20F filed with the US Securities and Exchange Commission.

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